SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 12b-25
                    REPORT OF FOREIGN PRIVATE ISSUER

___ FORM 10-K   _X_ FORM 20-F   ___ FORM 11-K   ___ FORM 10-Q
___ FORM N-SAR

For the period ended December 31, 2002.

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the transition period ended _________________.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

__________________________________________________________________
_

PART I - REGISTRANT INFORMATION
Commission File No.  0-30720



RADIUS EXPLORATIONS LTD.
(Full Name of registrant)

355 BURRARD STREET, SUITE 830, VANCOUVER, B.C. V6C 2G8, CANADA
(Address of principal executive office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_X_    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The chief geologist of the Registrant is currently working in the field in South America and therefore is unable to review and update the Description of Property section of the Form 20-F prior to June 30, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

SALLY WHITTALL      604-801-5432
  (name)           (area code - telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). _X_ Yes ___ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?  ___ Yes   X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________


                      RADIUS EXPLORATIONS LTD.
              (Name of Registrant as specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 27, 2003
By:  /s/ Simon Ridgway
     SIMON RIDGWAY, Director & President